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December 29, 2008

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services
Securities and Exchange Commission
Washington D.C., 20549-0305
U.S.A.

      Re:   Wacoal Holdings Corp.
            Form 20-F for Fiscal Year Ended
            March 31, 2008
            Filed July 24, 2008
            File No. 000-11743

Dear Ms. Jenkins:

      Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission (the "Staff") in your letter dated December 3, 2008 with respect to the annual report on Form 20-F of Wacoal Holdings Corp. ("Wacoal") for the fiscal year ended March 31, 2008 (the "Annual Report"). For your convenience, we have included the text of the Staff's comments below and have keyed our responses accordingly.

Item 15 - Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 73

1. In light of the comment below regarding deficiencies in the audit report on your financial statements and the auditor attestation report on your internal control over financial reporting, please consider whether management's failure to file compliant audit reports impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by your Form 20-F and revise your disclosure as appropriate. If you continue to believe your disclosure controls and procedures are effective, please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please amend your Form 20-F to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and any remediation plans that have or will be enacted.

 Response

      After considering the relevant factors regarding Wacoal's inadvertent failure to file compliant audit reports, Wacoal respectfully concludes that its Disclosure Controls and Procedures ("DC&P") were effective as of the fiscal year ending March 31, 2008.

      Consistent with Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), Wacoal's DC&P are designed to ensure that the information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the timeframes required by the Exchange Act. The failure to include a conformed signature in our Annual Report resulted from a clerical oversight in transferring the manually signed audit opinions into EDGAR format. The reports of our independent registered public accounting firm and the accompanying financial

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statements undergo numerous rounds of confirmation for accuracy by Wacoal and its advisors in the process of preparing our Annual Report prior to the addition of conformed signatures, which are typically added as a last step upon finalization and receipt of the actual signatures. Therefore, the absence of conformed signatures should not be construed by the Staff as an indication that the contents of the Annual Report and the accompanying financial statements are not thoroughly reviewed for accuracy prior to being filed with the Commission.

      In Release No. 33-8238 (June 5, 2003), the Commission set forth its position that DC&P will be considered to be "effective" if they provide "reasonable assurance" of achieving their objectives. See Release No. 33-8238 at
Section II.F.4. We respectfully submit that, based on the reasonable assurance standard, our DC&P were effective as of March 31, 2008. For these purposes, "reasonable assurance" does not contemplate that control systems are designed to avoid all potential mistakes, including those that might occur when making an electronic filing on the EDGAR system. For example, in Chapter 7 of its 1992 publication, Internal Control - Integrated Framework, the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") recognized that inherent limitations of a control system are consistent with the concept of reasonable assurance. The COSO publication states, "...because of the inherent limitations discussed above, there is no guarantee that, for example, an uncontrollable event, a mistake or improper reporting incident could never occur. In other words, even an effective internal control system can experience a failure. Reasonable assurance is not absolute assurance." See Internal Control
- Integrated Framework, at page 80.

Wacoal does not believe that the inadvertent exclusion of the conformed signature on the reports of its independent registered public accounting firm, Deloitte Touche Tohmatsu ("Deloitte"), at pages F-2 and F-3 of its Annual Report constitutes a significant deficiency in its DC&P and does not render its financial reports unreliable. The actual manually signed copies of the audit reports were obtained from Deloitte within the timeframe prescribed by the Exchange Act. Furthermore, the risk of confusion to investors was mitigated by the following factors: (i) Deloitte is identified in Items 15 and 16C of the Annual Report as Wacoal's independent registered public accounting firm; (ii) the documents in question are both identified as reports of Wacoal's independent registered public accounting firm; and (iii) Item 15 of the Annual Report specifically notes that Deloitte had issued an audit report on Wacoal's assessment of internal control over financial reporting and cites to page F-3. Accordingly, in light of the mitigating disclosure, when taken in context, we believe that our DC&P were still effective at ensuring that the information required to be disclosed by us in our Exchange Act reports was recorded, processed, summarized and reported within the timeframes required by the Exchange Act.

Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm, F-2 and F-3

2. We note that the reports of your independent registered public accounting firm are not signed and do not disclose the city and country where issued. Please amend to provide a compliant audit report and a signed attestation report on internal control over financial reporting in accordance with
      Item 3-02 of Regulation S-T.

      Response

      Manually signed copies of the reports of our independent registered public accounting firm at pages F-2 and F-3 of the Annual Report were received from Deloitte

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by Wacoal prior to the filing of Wacoal's Annual Report, and the manually signed copies, printed on Deloitte letterhead including the city and country of issuance, were the same as the reports included in our Annual Report. Wacoal acknowledges that it should have included the conformed signature of Deloitte with the city and country of issuance on each report included in the Annual Report, reflecting the manner in which the paper originals were manually signed and received, and will endeavor to include an electronic signature of its independent registered public accounting firm in all future filings. However, we respectfully request that the Commission reconsider its request that the Company file an amendment to correct the omission.

      As noted above in our response to Question 1, we do not believe the omission constitutes a significant deficiency in Wacoal's DC&P, nor does it render Wacoal's financial reports unreliable. Furthermore, because of the mitigating factors noted in our response to Question 1 -- the fact that our independent registered public accounting firm, Deloitte, was identified elsewhere in our Annual Report, that Deloitte was specifically identified as having issued one of the reports, and that the reports themselves were identified as having been issued by our independent registered public accounting firm -- we believe there is presently little risk of confusion among investors. Rather, because amendments are typically used to correct the kinds of deficiencies that would render an issuer's financial reports misleading or unreliable if left uncorrected, we respectfully submit to the Staff that filing an amendment now could lead investors to believe that there was a more significant problem with Wacoal's financial reports and DC&P than an EDGAR conversion process error should warrant.

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In connection with responding to your comments, we acknowledge that:

        - Wacoal is responsible for the adequacy and accuracy of the disclosure in the filing;

        - Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        - Wacoal may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any questions about this response letter, please contact, by fax or by e-mail, Masaya Wakabayashi or Toru Wada (fax: +81-75-672-3219).

                                       Very truly yours,

                                       /s/ Masaya Wakabayashi
                                       ----------------------------------------
                                       Masaya Wakabayashi
                                       General Manager, Corporate Planning
                                       Wacoal Holdings Corp.

cc:   Ethan Horowitz
      (Securities and Exchange Commission)

      Andrew W. Winden
      Jeff Schrepfer
      (Morrison & Foerster LLP)

      Hiroyuki Asaga
      (Deloitte Touche Tohmatsu)

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